UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

iRhythm Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

450056 106

(CUSIP Number)

Marcus J. Williams

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2017

(Date of Event which Requires Filing of this Statement)

If the Filing Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 450056 106

1	NAMES OF REPORTING PERSONS Kaiser Permanente Ventures, LLC – Series A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 238,897(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 238,897(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,792 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.96%(1)(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 211,055 shares of common stock of iRhythm Technologies, Inc. (the “Issuer”) currently held by the Filing Person identified above, and 27,842 shares of common stock issuable upon the exercise of warrants held by such Filing Person and exercisable within 60 days of this report.

(2)	Includes shares attributable to the Filing Person by virtue of its deemed membership in a “group” as that term is defined for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Filing Person is an affiliate of each of the other Filing Persons identified herein. The Filing Person does not admit that it is acting in concert with the other Filing Persons with respect to the voting or disposition of the securities described herein and attributable to the Filing Person by virtue of its inclusion in a “group” pursuant to Rule 13d-3(a).

(3)	Based on 22,228,349 shares of the Issuer’s common stock outstanding as of April 30, 2017 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2017.

CUSIP No. 450056 106

1	NAMES OF REPORTING PERSONS Kaiser Permanente Ventures, LLC – Series B
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 149,310(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 149,310(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,792 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.96%(1)(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 149,310 shares of common stock currently held by the Filing Person identified above, and 17,401 shares of common stock issuable upon the exercise of warrants held by such Filing Person and exercisable within 60 days of this report.

(2)	Includes shares attributable to the Filing Person by virtue of its deemed membership in a “group” as that term is defined for purposes of Section 13(d)(3) of the Exchange Act.

The Filing Person is an affiliate of each of the other Filing Persons identified herein. The Filing Person does not admit that it is acting in concert with the other Filing Persons with respect to the voting or disposition of the securities described herein and attributable to the Filing Person by virtue of its inclusion in a “group” pursuant to Rule 13d-3(a).

(3)	Based on 22,228,349 shares of the Issuer’s common stock outstanding as of April 30, 2017 as reported in the Issuer’s Form 10-Q filed with the SEC on May 12, 2017.

CUSIP No. 450056 106

1	NAMES OF REPORTING PERSONS The Permanente Federation, LLC – Series I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 27,543
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 27,543
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 439,792(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.96%(1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes shares attributable to the Filing Person by virtue of its deemed membership in a “group” as that term is defined for purposes of Section 13(d)(3) of the Exchange Act. The Filing Person is an affiliate of each of the other Filing Persons identified herein. The Filing Person does not admit that it is acting in concert with the other Filing Persons with respect to the voting or disposition of the securities described herein and attributable to the Filing Person by virtue of its inclusion in a “group” pursuant to Rule 13d-3(a).

(2)	Based on 22,228,349 shares of the Issuer’s common stock outstanding as of April 30, 2017 as reported in the Issuer’s Form 10-Q filed with the SEC on May 12, 2017.

CUSIP No. 450056 106

1	NAMES OF REPORTING PERSONS The Permanente Federation, LLC – Series J
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 19,042(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 19,042(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 439,792 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.96%(1)(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 13,613 shares of common stock currently held by the Filing Person identified above, and 5,429 shares of common stock issuable upon the exercise of warrants held by such Filing Person and exercisable within 60 days of this report.

(2)	Includes shares attributable to the Filing Person by virtue of its deemed membership in a “group” as that term is defined for purposes of Section 13(d)(3) of the Exchange Act. The Filing Person is an affiliate of each of the other Filing Persons identified herein. The Filing Person does not admit that it is acting in concert with the other Filing Persons with respect to the voting or disposition of the securities described herein and attributable to the Filing Person by virtue of its inclusion in a “group” pursuant to Rule 13d-3(a).

(3)	Based on 22,228,349 shares of the Issuer’s common stock outstanding as of April 30, 2017 as reported in the Issuer’s Form 10-Q filed with the SEC on May 12, 2017.

SCHEDULE 13D

EXPLANATORY NOTE

This statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2016 (the “Schedule 13D”) by Kaiser Permanente Ventures, LLC – Series A, Kaiser Permanente Ventures, LLC – Series B, The Permanente Federation, LLC – Series I, and The Permanente Federation, LLC – Series J (each a “Filing Person” and collectively, the “Filing Persons”) is hereby amended by this Amendment No. 1 to the Schedule 13D (this “Amendment”). This Amendment relates to the sale of shares of common stock (the “Common Stock”) of iRhythm Technologies, Inc. (the “Issuer”) by the Filing Persons through June, 2017. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D. Except as set forth in this Amendment, the Schedule 13D remains unchanged.

This Amendment is the Filing Persons’ final amendment to the Schedule 13D and is an exit filing by virtue of the Filing Person’s aggregate beneficial ownership of less than 5% of the Registrant’s common stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b)

The responses of the Filing Persons to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of the date hereof, the Filing Persons beneficially own an aggregate of 434,792 shares of Common Stock (including 50,672 shares of Common Stock issuable upon the exercise of warrants held by such Filing Persons and exercisable within 60 days of this report) which represent approximately 1.96% of the outstanding Common Stock. All percentages set forth herein are based on 22,228,349 shares of Common Stock outstanding as of April 30, 2017 as reported in the Issuer’s Form 10-Q filed with the SEC on May 12, 2017.

(c)

The Filing Persons effected the following transactions in the Common Stock in open market transactions on the dates indicated below, and such transactions are the only transactions in the Common Stock by the Filing Persons since 60 days before the date of this Amendment:

1.	Sale of Common Stock by Kaiser Permanente Ventures, LLC – Series A in the past 60 days:

Date of Sale	Number of Shares Sold	Price Per Share ($)*	Price Range ($)*
April 21, 2017	15,769	$34.0024	$33.27 - $34.36
April 24, 2017	72,363	$33.6690	$33.21 - $34.10
April 25, 2017	16,408	$33.6559	$33.06 - $33.79
April 26, 2017	60,296	$34.0542	$33.30 - $34.62
April 27, 2017	13,982	$35.2512	$34.60 - $35.38

April 28, 2017	27,227	$35.2761	$35.00 - $35.56
May 1, 2017	38,483	$35.3700	$35.21 - $35.98
May 2, 2017	82,418	$37.1802	$35.80 - $37.52
May 5, 2017	16,593	$35.6297	$34.77 - $35.99
May 11, 2017	291	$35.5000	$33.70 - $35.50
May 16, 2017	16,854	$35.9182	$35.24 - $36.66
May 19, 2017	1,482	$35.5690	$35.00 - $35.90
May 22, 2017	1,265	$35.5000	$34.73 - $35.59
June 1, 2017	82,418	$35.1141	$34.13 - $35.15
June 2, 2017	93,407	$35.6470	$34.95 - $36.20

2.	Sale of Common Stock by Kaiser Permanente Ventures, LLC – Series B in the past 60 days:

Date of Sale	Number of Shares Sold	Price Per Share ($)*	Price Range ($)*
April 21, 2017	9,856	$34.0024	$33.27 - $34.36
April 24, 2017	45,227	$33.6690	$33.21 - $34.10
April 25, 2017	10,255	$33.6559	$33.06 - $33.79
April 26, 2017	37,685	$34.0542	$33.30 - $34.62
April 27, 2017	8,739	$35.2512	$34.60 - $35.38
April 28, 2017	17,017	$35.2761	$35.00 - $35.56
May 1, 2017	24,052	$35.3700	$35.21 - $35.98
May 2, 2017	51,511	$37.1802	$35.80 - $37.52
May 5, 2017	10,371	$35.6297	$34.77 - $35.99
May 11, 2017	182	$35.5000	$33.70 - $35.50
May 16, 2017	10,534	$35.9182	$35.24 - $36.66
May 19, 2017	926	$35.5690	$35.00 - $35.90
May 22, 2017	791	$35.5000	$34.73 - $35.59
June 1, 2017	51,511	$35.1141	$34.13 - $35.15
June 2, 2017	58,379	$35.6470	$34.95 - $36.20

3.	Sale of Common Stock by The Permanente Federation, LLC – Series I, in the past 60 days:

Date of Sale	Number of Shares Sold	Price Per Share ($)*	Price Range ($)*
April 21, 2017	2,201	$34.0024	$33.27 - $34.36
April 24, 2017	10,101	$33.6690	$33.21 - $34.10
April 25, 2017	2,290	$33.6559	$33.06 - $33.79
April 26, 2017	8,416	$34.0542	$33.30 - $34.62
April 27, 2017	1,951	$35.2512	$34.60 - $35.38
April 28, 2017	3,800	$35.2761	$35.00 - $35.56
May 1, 2017	5,372	$35.3700	$35.21 - $35.98
May 2, 2017	11,504	$37.1802	$35.80 - $37.52
May 5, 2017	2,316	$35.6297	$34.77 - $35.99
May 11, 2017	40	$35.5000	$33.70 - $35.50

May 16, 2017	2,352	$35.9182	$35.24 - $36.66
May 19, 2017	207	$35.5690	$35.00 - $35.90
May 22, 2017	177	$35.5000	$34.73 - $35.59
June 1, 2017	11,504	$35.1141	$34.13 - $35.15
June 2, 2017	13,038	$35.6470	$34.95 - $36.20

4.	Sale of Common Stock by The Permanente Federation, LLC – Series J, in the past 60 days:

Date of Sale	Number of Shares Sold	Price Per Share ($)*	Price Range ($)*
April 21, 2017	874	$34.0024	$33.27 - $34.36
April 24, 2017	4,009	$33.6690	$33.21 - $34.10
April 25, 2017	909	$33.6559	$33.06 - $33.79
April 26, 2017	3,341	$34.0542	$33.30 - $34.62
April 27, 2017	775	$35.2512	$34.60 - $35.38
April 28, 2017	1,509	$35.2761	$35.00 - $35.56
May 1, 2017	2,132	$35.3700	$35.21 - $35.98
May 2, 2017	4,567	$37.1802	$35.80 - $37.52
May 5, 2017	919	$35.6297	$34.77 - $35.99
May 11, 2017	16	$35.5000	$33.70 - $35.50
May 16, 2017	934	$35.9182	$35.24 - $36.66
May 19, 2017	82	$35.5690	$35.00 - $35.90
May 22, 2017	70	$35.5000	$34.73 - $35.59
June 1, 2017	4,567	$35.1141	$34.13 - $35.15
June 2, 2017	5,176	$35.6470	$34.95 - $36.20

*	The shares of Common Stock disclosed above were sold in multiple transactions at prices within the price ranges specified for each date above. The price reported in each Price Per Share column is the weighted average price of the shares of Common Stock sold by the respective Filing Person on each date. Each Filing Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

(e)

On April 27, 2017, the Filing Persons sold an aggregate of 25,447 shares of Common Stock and consequently no longer beneficially owned 5% or more of the total outstanding shares of Common Stock as of such date.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER PERMANENTE VENTURES, LLC – SERIES A

Date: July 12, 2017	/S/ THOMAS MEIER
THOMAS MEIER, SVP AND CORP. TREASURER

KAISER PERMANENTE VENTURES, LLC – SERIES B

Date: July 12, 2017	/S/ CHRIS GRANT
CHRIS GRANT, EVP AND CHIEF OPERATING OFFICER

THE PERMANENTE FEDERATION, LLC – SERIES I

Date: July 12, 2017	/S/ CLAIRE TAMO
CLAIRE TAMO, CHIEF FINANCIAL OFFICER

THE PERMANENTE FEDERATION, LLC – SERIES J

Date: July 12, 2017	/S/ CLAIRE TAMO
CLAIRE TAMO, CHIEF FINANCIAL OFFICER